UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of the RLAM refinery

—

Rio de Janeiro, March 23, 2021 - Petróleo Brasileiro S.A. - Petrobras, regarding the pieces of news published in the media, clarifies about the sale process of Landulpho Alves Refinery (RLAM) and its associated logistics assets.

In all asset sale processes, Petrobras establishes a value range that guides the transaction and considers the technical and productivity characteristics and the asset's potential to generate value in different corporate planning scenarios. The corporate scenarios are used in both investment and divestment decisions and consist of projections of the main planning variables, reviewed and approved annually by the Board of Directors together with the Strategic Plan. On November 25, 2020, the most recent revision of the main planning assumptions for the five-year period 2021-2025 took place, among them: the annual projections for the price of Brent crude oil, the refining margins (international crack-spreads), and the exchange rate (Real/Dollar).

In addition, in the case of RLAM, Petrobras hired external opinions from specialized institutions that evaluated the assumptions used in the refinery's valuations, and independent opinions from specialized financial institutions that attested to the fair value of the transaction.

The sale of RLAM complies with the Term of Commitment (TCC) signed with the Administrative Council for Economic Defense (CADE) and is aligned with Resolution 9/2019 of the National Energy Policy Council.

The sale process of RLAM follows the Petrobras Divestment Guidelines, validated by the Federal Audit Court (TCU), and which is based on Decree 9,188/17.

Petrobras reinforces its commitment to the broad transparency of its divestment projects and portfolio management. The transaction is scheduled to be submitted for deliberation at the ordinary meeting of the Board of Directors on March 24, 2021.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer